                                  SCHEDULE 13G

                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
                    Rule 13d-1(b), (c) and (d) and Amendments
                      Thereto Filed Pursuant to Rule 13d-2.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. _)*

                             Hawaiian Holdings, Inc.
                                (NAME OF ISSUER)

                          Common Stock, $0.01 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    419879101
                                 (CUSIP NUMBER)

                                December 31, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this is filed:

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 419879101

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1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

     Schultze Asset Management, LLC
     Tax I.D. 22-3563247
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
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               5.   Sole Voting Power


               -----------------------------------------------------------------
  Number of    6.   Shared Voting Power
   Shares
Beneficially        2,331,446
  Owned by     -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power
  Reporting
 Person With
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    2,331,446
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,331,446
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

Cusip No. 419879101

--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only).

     George J. Schultze
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
               5.   Sole Voting Power


               -----------------------------------------------------------------
  Number of    6.   Shared Voting Power
   Shares
Beneficially        2,331,446
  Owned by     -----------------------------------------------------------------
    Each       7.   Sole Dispositive Power
  Reporting
 Person With
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    2,331,446
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,331,446
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     instructions)                                                           [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1.

          (a)  Name of Issuer:

               Hawaiian Holdings, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               3375 Koupaka Street, Suite G-350, Honolulu, HI 96819

ITEM 2.

SCHULTZE ASSET MANAGEMENT, LLC

          (a)  Name of Person Filing:

               Schultze Asset Management, LLC

          (b)  Address of Principal Business Office or, if none, Residence:

               3000 Westchester Avenue, Purchase, NY 10577

          (c)  Citizenship: Delaware

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value per share

          (e)  CUSIP Number:

               419879101

GEORGE J. SCHULTZE

          (a)  Name of Person Filing:

               George J. Schultze

          (b)  Address of Principal Business Office or, if none, Residence:

               c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

          (c)  Citizenship: United States of America

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value per share

          (e)  CUSIP Number:

               419879101

          Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the sole power to vote and dispose of the securities owned by the Managed Accounts.

          George J. Schultze is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

          Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of the shares of Common Stock, $0.01 par value, reported, except to the extent of their respective pecuniary interest in such shares of Common Stock.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C.
               78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [X]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);*

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1 (b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*    Schultze Asset Management, LLC is an investment adviser in accordance with
     Section 240.13d-1(b)(1)(ii)(E).

ITEM 4. OWNERSHIP.

SCHULTZE ASSET MANAGEMENT, LLC

     (a)  Amount beneficially owned: 2,331,446 shares.*

     (b)  Percent of class: 5.0%.*

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 2,331,446.

          (iii) Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of:
               2,331,446.

* Pursuant to investment management agreements, various Managed Accounts have granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Common Stock.

GEORGE J. SCHULTZE

     (a)  Amount beneficially owned: 2,331,446 shares.*

     (b)  Percent of class: 5.0%.*

     (c)  Number of shares as to which the person has:

          (j)  Sole power to vote or to direct the vote: 0.

          (ii) Shared power to vote or to direct the vote: 2,331,446.

          (iv) Sole power to dispose or to direct the disposition of: 0.

          (iv) Shared power to dispose or to direct the disposition of:
               2,331,446.

* George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     (a) This Schedule 13G is being filed by Schultze Asset Management, LLC pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) This Schedule 13G is being filed by George J. Schultze pursuant to Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 2007

                                        SCHULTE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of the Schedule 13G (including any amendments thereto, the "Schedule 13G") with respect to the shares of Common Stock, $0.01 par value, of Hawaiian Holdings, Inc. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 13, 2007

                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            ------------------------------------
                                        Name: George J. Schultze
                                        Title: Managing Member


                                        /s/ George J. Schultze
                                        ----------------------------------------
                                        George J. Schultze